MXENERGY HOLDINGS INC.

595 Summer Street, Suite 300

Stamford, Connecticut 06901

December 13, 2010

SENT VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:                  MXenergy Holdings Inc.  (the “Company”) Registration Statement on Form S-4 (Registration No. 333-168404), as may be amended prior to the effectiveness of such registration statement

Ladies and Gentleman:

On behalf of the Company, and pursuant to the Securities Act of 1933, as amended, and Rule 461 thereunder, the Company respectfully requests that the above referenced registration statement be made effective at 11 a.m. on December 15, 2010, or as soon thereafter as is possible.

The Company acknowledges that:

•                  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing defective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  it may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact me at (713) 357-2951 or Angelique M. Crain of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6412.

Sincerely,

/s/ Chaitu Parikh
Chaitu Parikh
Executive Vice President and Chief Financial Officer

cc: Angelique M. Crain, Esq.